SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

September 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Dominic Minore, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Registration Statement on Form N-2 (File No. 333-175074)

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by telephone on August 30, 2012, with respect to post-effective amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-175074) filed with the SEC on August 10, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in the changed pages attached hereto as Exhibit A.

Prospectus Outside Front Cover Page

1.	The outside front cover page of the Prospectus states that the Company investments in first lien secured loans; however page 46 of the Prospectus provides that the Company invests in first lien loans but does not indicate whether these loans are secured. Please confirm whether the Company’s first lien loans are secured and adjust the Prospectus accordingly.

Response: The Company confirms that it invests in first lien loans that are secured, as disclosed on the cover page of the Prospectus. In accordance with the Staff’s comment,

U.S. Securities and Exchange Commission

September 10, 2012

the Company has revised page 46 to provide that it invests in first lien secured loans, as reflected in the changed pages attached hereto.

2.	On the cover page of the Prospectus, please include the last two sentences of the third full paragraph on page 1 of the Prospectus which discusses the Company’s possible investments in below investment grade securities that are often referred to as high yield or junk.

Response: In accordance with the Staff’s comment, the Company has revised the cover page of the Prospectus to include the above noted disclosure on page 1 of the Prospectus, as reflected in the changed pages attached hereto.

3.	On Page 1 of the Prospectus, please revise the first sentence of the fourth full paragraph to state that the Company, on behalf of itself and its managed funds, has been responsible for over an aggregate of $525 million in commitments.

Response: The Company has revised its disclosure on page 1 of the Prospectus in accordance with the Staff’s comment, as reflected in the changed pages attached hereto.

Prospectus Summary—Organization Overview

4.	Pursuant to the Plain English requirement and to support average investors’ understanding of the Company’s organizational structure, please adjust the organizational chart on page 2 of the Prospectus to disclose that the blocker corporations are tax blocker corporations.

Response: In accordance with the Staff’s comment, the Company has revised the organizational chart on page 2 of the Prospectus to state that the blocker corporations are tax blocker corporations, as shown in the changed pages attached hereto.

Price Range of Common Stock and Distributions

5.	Pursuant to the Plain English requirement and to support average investors’ understanding of the chart located on page 41 of the Prospectus, please revise the last two columns as shown and underlined below, respectively:

•	Premium or (Discount) of High Sales Price to NAV

•	Premium or (Discount) of Low Sales Price to NAV

U.S. Securities and Exchange Commission

September 10, 2012

Response: The Company has revised page 41 of the Prospectus in accordance with the Staff’s comment, as reflected in the changed pages attached hereto.

Management’s Discussion and Analysis

6.	Please include in Management’s Discussion and Analysis the charts located in the Notes to the Company’s Financial Statements regarding the composition and industries of the Company’s portfolio investments.

Response: The Company has revised Management’s Discussion and Analysis in accordance with the Staff’s comments, as reflected in changed pages attached hereto.

7.	Please provide the Staff with a further explanation and description of the structure of the TRA investment disclosed on page 49 of the Prospectus.

Response: The Tax Receivable Agreement, or TRA, transfers the economic value of a tax deduction, which reduces Duff & Phelps Corporation’s (“Duff & Phelps”) tax liability, to the Company.

Generally, TRAs are issued as part of initial public offerings (“IPO”), and the theory behind TRAs is that IPO market participants often value companies on an earnings before interest, taxes, depreciation, and amortization, or EBITDA, basis ignoring the relative tax efficiency of the balance sheet structure. As an IPO may lead to a step up in basis of the issuing company’s assets, pre-IPO holders wish to be compensated for this “tax benefit.” TRAs are therefore generally issued to pre-IPO equity holders of an issuer so that they are compensated for the tax savings generated by the balance sheet structure of the company going public. The first TRA transactions were executed in the mid 1990’s so they are an established area of financial markets. For example, please see Blackstone Group, L.P. and Fortress Investment Group, L.P.

In a TRA, the agreement defines the tax benefit being transferred and provides the valuation formula. The TRA owner is paid some of this benefit (by convention usually 85%) as defined by the agreement. The right to the TRA payment (“Payment Right”) is, in effect, a note or subordinated debt claim on the issuing company which can be valued based on the credit risk of the issuer, the liquidity of the underlying note, risk of tax law changes and other factors which might impact the value of the note or Payment Right.

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September 10, 2012

Duff & Phelps entered into the TRA at the close of its IPO on October 3, 2007. In June 2012, the Company invested $12.5 million to acquire a private equity firm’s interest in the Duff & Phelps TRA. The TRA transfers the economic value of certain tax deductions taken by Duff & Phelps to the Company and entitles the Company to a stream of payments (Payment Rights) to be received. Through the TRA, we are entitled to receive an annual tax payment based upon 85% of the savings from certain tax deductions along with interest, which is calculated from the due date of Duff & Phelps’ federal tax return until the date the payment is made to us. The payments we are entitled to receive result from cash savings, if any, in U.S. federal, state or local income tax that Duff & Phelps realizes (i) from the tax savings derived from the goodwill and other intangibles created in connection with the transaction and (ii) from other income tax deductions. These tax payments will continue until the relevant deductions are fully utilized, which is projected to be 17 years. Assuming an imputed interest rate, the Company would apply a portion of each actual payment to “interest” or “other income” and the balance return of capital (its $12.5 million investment), such that at the time of the last payment is received the Company’s $12.5 million investment is zero. The application of proceeds to “interest” in the earlier years would be greater. The Company expects the income components will accrue each quarter.

The following is the description of the Duff & Phelps TRA from its most recent Form 10-K:

Duff & Phelps entered into a TRA with Duff & Phelps Acquisitions, LLC (“D&P”) that provides for the payment by Duff & Phelps to D&P of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Duff & Phelps realize as a result of (i) D&P’s tax basis in its goodwill and similar intangible assets on the date of the redemption, including any portion of that tax basis arising from its liabilities on the date of the redemption and (ii) the tax basis adjustments referred to above. While the actual amount of the adjusted tax basis, as well as the amount and timing of any payments under this agreement will vary depending upon a number of factors, including the basis of Duff & Phelps’ proportionate share of D&P’s assets on the dates of exchanges, the timing of exchanges, the price of shares of Duff & Phelps’ Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the deductions and other adjustments to taxable income to which D&P is entitled, the amount of liabilities of D&P in existence on the date of the redemption and future exchanges, and the amount and timing of Duff & Phelps’ income, it expects that during the anticipated term of the TRA, the payments that it may make to D&P could be substantial. Payments under the TRA will give rise to additional tax benefits and therefore to additional potential payments under the TRA. In addition, the TRA will provide for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment under the agreement.

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September 10, 2012

Were the IRS to challenge a tax basis adjustment, or other deductions or adjustments to taxable income of D&P, D&P will not reimburse Duff & Phelps for any payments that may previously have been made under the TRA, except that excess payments made to an existing holder are netted against payments otherwise to be made, if any, after Duff & Phelps’ determination of such excess. As a result, in certain circumstances Duff & Phelps could make payments to D&P under the TRA in excess of its cash tax savings. Duff & Phelps’ ability to achieve benefits from any tax basis adjustment, or other deductions or adjustments to taxable income of D&P, and the payments to be made under the TRA, will depend upon a number of factors, including the timing and amount of our future income.

Pursuant to the TRA, the Company maintains the right to enforce Duff & Phelps’ payment obligations as a transferee of the TRA contract. If Duff & Phelps chooses to pre-pay and terminate the TRA, the Company will be entitled to the present value of the expected future TRA payments. If Duff & Phelps breaches any material obligation then all obligations are accelerated and calculated as if an early termination occurred. Failure to make a payment is a breach of a material obligation if the failure occurs for more than three months. Moreover, upon a change in control, the tax benefit payments will be calculated each year assuming full use of the TRA related deductions. Tax payments and early terminations payments will be subordinated to payments related to debt obligations but pari passu with all current or future unsecured obligations other than debt obligations; and any tax benefit payment or early termination payment not made when due will be payable with interest.

The Company will assess the value of its TRA investment each quarter. The valuation will be based principally on a discounted cash flow analysis of projected future cash flow streams assuming an appropriate discount rate, which will among other things consider other transactions in the market, the current credit environment, performance of Duff & Phelps and the length of the remaining payment stream. Consistent with the Company’s other investments it expects to utilize a third party firm to perform an independent valuation of its TRA investment.

Duff & Phelps does not provide the Company with any valuation services in connection with the determination of fair value of the Company’s portfolio investments.

8.	Please modify the disclosure regarding the TRA, included on page 50 of the Prospectus, in order to expand the description of the TRA in plain English.

Response: In accordance with the Staff’s comment, the Company has revised the description on page 50 of the Prospectus as follows:

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September 10, 2012

“In June 2012, we invested in a tax receivable agreement, or TRA, that entitles us to certain payment rights, or TRA Payment Rights, from Duff & Phelps Corporation, or Duff & Phelps. The TRA transfers the economic value of certain tax deductions, or tax benefits, taken by Duff & Phelps to us and entitles us to a stream of payments to be received. The TRA payment right is, in effect, a subordinated claim on the issuing company which can be valued based on the credit risk of the issuer, the liquidity of the underlying payment right, risk of tax law changes and any other factors which might impact the value of the payment right.

Through the TRA, we are entitled to receive an annual tax benefit payment based upon 85% of the savings from certain deductions along with interest. The payments we are entitled to receive result from cash savings, if any, in U.S. federal, state or local income tax that Duff & Phelps realizes (i) from the tax savings derived from the goodwill and other intangibles created in connection with the transaction and (ii) from other income tax deductions. These tax benefit payments will continue until the relevant deductions are fully utilized, which is projected to be 17 years. Pursuant to the TRA, we maintain the right to enforce Duff & Phelps’ payment obligations as a transferee of the TRA contract. If Duff & Phelps chooses to pre-pay and terminate the TRA, we will be entitled to the present value of the expected future TRA payments. If Duff & Phelps breaches any material obligation then all obligations are accelerated and calculated as if an early termination occurred. Failure to make a payment is a breach of a material obligation if the failure occurs for more than three months.

The projected annual tax benefit payment will be accrued on a quarterly basis and paid annually and will be allocated between a reduction in the cost basis of the investment and interest income based upon an amortization schedule. Based upon the characteristics of the investment, we have chosen to categorize the investment in the TRA payment rights as investment in payment rights in the fair value hierarchy. The valuation will be based principally on a discounted cash flow analysis of projected future cash flow streams assuming an appropriate discount rate, which will among other things consider other transactions in the market, the current credit environment, performance of Duff & Phelps and the length of the remaining payment stream. During the three and six months ended June 30, 2012, we have recognized $0.2 million of income in connection with the TRA payment rights. As of June 30, 2012, the value of our interest in the TRA was $12.5 million and is reflected in the Consolidated Schedule of Investments.”

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

U.S. Securities and Exchange Commission

September 10, 2012

EXHIBIT A

U.S. Securities and Exchange Commission

September 10, 2012

Rider X

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities are often referred to as “high yield” or “junk.”

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September 10, 2012

Rider 46

The following is a summary of the industry classification in which the Company invests as of June 30, 2012:

Industry:	Cost	Fair Value	% of Net Assets
Aerospace & defense	$3,947,736	$3,947,736	1.48%
Business services	49,391,528	50,810,198	19.09%
Communications	10,695,603	10,948,276	4.11%
Consumer products	9,174,014	9,174,014	3.44%
Election services	9,502,600	9,568,162	3.59%
Energy / Utilities	28,531,569	29,082,609	10.92%
Financial services	20,868,093	20,868,093	7.83%
Food & beverage	43,558,881	43,547,256	16.35%
Healthcare, ambulatory surgery centers	18,708,692	19,751,930	7.42%
Healthcare, consulting	12,108,417	12,143,894	4.56%
Healthcare, dental services	12,182,006	12,599,594	4.73%
Healthcare, device manufacturing	12,746,332	12,746,332	4.79%
Manufacturing	23,493,040	22,543,864	8.46%
Manufacturing, textiles	8,560,824	8,560,824	3.21%
Media	11,002,109	11,002,109	4.13%
Media, advertising	9,358,440	9,358,440	3.51%
Restaurants	16,884,862	17,199,051	6.46%
Retail & grocery	26,181,106	26,486,228	9.94%
Total investments	$326,895,852	$330,338,610	124.02%

The following is a summary of the levels within the fair value hierarchy in which the Company invests as of June 30, 2012:

Description:	Fair Value	Level 1	Level 2	Level 3
First lien debt	$79,679,374	$—	$—	$79,679,374
Second lien debt	68,056,510	—	—	68,056,510
Subordinated debt	157,270,805	—	—	157,270,805
Investments in funds	8,368,093	—	—	8,368,093
Equity investments	4,463,828	—	—	4,463,828
Investment in payment rights	12,500,000	—	—	12,500,000
Total investments	$330,338,610	$—	$—	$330,338,610
Interest rate derivative	(574,427)	—	(574,427)	—
Total liability at fair value	$(574,427)	$—	$(574,427)	$—